October 24, 2022

Isabel Rivera

Office of Real Estate & Construction

Division of Corporation Finance

Re:	ADPI Fund I, LLC
Amendment No. 1 to Form 1-A
Filed July 7, 2022
File No. 024-11872

Ms. Rivera:

Please see below for responses to the Division’s letter dated July 20, 2022 regarding the above captioned matter. All questions have been addressed in an Amendment No. 2 to the Offering Statement on Form 1-A/A, filed October 24, 2022 (“Amendment”), as further herein detailed.

Cover Page

1. We note your response to comment 1 and reissue the comment, as it appears that your new structure, whereby investors are offered Class A and Class B interests simultaneously, but where Class A interests are sold at greater discounts, continues to bifurcate your offering. Please revise your offering so that it is in compliance with Rule 251(d)(3)(i)(F) of Regulation A.

We have amended the offering so that the only interests being sold will be Class A interests. Class B interests will be issued only to the company’s manager. Class A interests will not be discounted based on the time purchased by investors and will be discounted only based on the amount of investment.

Summary Information, page 5

2. We note your response to comment 2 and your disclosure that "[y]our operating agreement does permit [y]our Manager to be reimbursed in the event it does happen to incur expenses on [y]our behalf in the future for some unforeseen reason, which reimbursement amounts cannot be ascertained at this time but are expected to be made within 30 days from the date the expense is incurred by [y]our Manager, subject to the availability of funds in our Company to make such reimbursement." We cannot locate this disclosure in the operating agreement you filed. Please clarify or advise where this disclosure may be found. In addition, we note that your Advisory Council agreement contains an allowance for reimbursement of certain expenses incurred in attending meetings of the Advisory Council. Please include disclosure regarding the estimated frequency of and amounts of these reimbursements.

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The disclosure regarding manager reimbursements is contained in Section 6.8 of the company’s Amended and Restated Operating Agreement, on page 17 of the Amended and Restated Operating Agreement filed with the Commission.

We have added disclosure in the amendment to make clear that we do not anticipate Advisory Council members to incur expenses on the company’s behalf or attending meetings, as the company expects the meetings to be virtual, and, that to the extent that the company does have occasion to reimburse Advisory Council members, the company does not expect such amounts to be significant enough to be material to investors.

Description of Business, page 23

3. We note your response to comment 8 and reissue the comment in part. Please tell us the role of each of your managers at ADPI Capital, including whether they are executives or service providers.

This information has been further included in the Amendment in a new paragraph that details the position of each managing member of ADPI Capital and Advisory Council member with ADPI.

Directors, Executive Officers and Key Employees of Our Manager, page 28

4. We note your disclosure on page 28 that Adam La Barr and Kevin Brenner are "expected full-time" with respect to the approximate hours per week for part-time employees. Please reconcile this disclosure with your statement on page 25 that "[y]our Manager expects that its management will not devote full time to our operations at all times."

Please see Amendment. We have made the disclosure on page 25 and throughout clearer that while the Manager is not obligated under the operating agreement to devote full-time to the company’s business, it is expect that two managing members of the manager do nonetheless intend to devote full-time and the other will devote part-time.

5. We note your response to comment 11. Please reconcile the information available on your website about each member of the Advisory Council with the information in the offering circular. Additionally, please revise to clarify the context, location, notice provisions and other key features of meetings (1) to "confer with, provide updates to, and to answer questions from our Company’s members" and (2) "answer questions regarding ADPI Capital to the ADPI community and other inquiring individuals."

We have included the biographical information for the Advisory Council members on the company’s website within “Directors, Executive Officers and Key Employees of our Manager” in the Amendment.

The company has included in the Amendment that meetings of the Advisory Council are intended to be noticed and held electronically once per month on a preset day and time, and clarified that the Advisory Council will not hold meetings to (1) to "confer with, provide updates to, and to answer questions from our Company’s members" and (2) "answer questions regarding ADPI Capital to the ADPI community and other inquiring individuals" but rather that these are additional duties of the Advisory Council to the extent questions are asked by the company’s members or other individuals.

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Security Ownership of Management and Certain Securityholders, page 29

6. We note your response to comment 12 and reissue the comment. In the beneficial ownership table, please provide each of the items required by Item 12.b. of Form 1-A.

Please see Amendment for updated table in which we have included the information substantially in the format of the table provided in Item 12b, as required by Item 12.

Prior Performance, page 30

7. We note your response to comment 13 and reissue the comment. Please revise in quantitative and qualitative terms to further clarify the timing, location, and nature of the activities undertaken to raise funds and engage in "syndications." We note additional disclosure in your testing-the-waters materials highlighting your management team as "[a]n expert team of proven military real estate investors." In addition, please clarify the connection between the "Project" disclosed on page 30 and the Country Club Estates provided in your prior performance tables. Please specifically state whether the prior performance tables reflect projects that were sponsored by a managing member of your current Manager, Adam La Barr, as stated in your narrative disclosure. In addition, please specifically discuss what it means for a deal or project to be sponsored by Mr. La Barr.

Refer to Item 8.A. of Industry Guide 5. Securities Being Offered, page 30

We have revised the Prior Performance section to make clear that only Adam La Barr has participated in a project that would require being disclosed pursuant to Guide 5 and to make clear such Project is the Country Club Estates included in the tables. We have also added detail regarding the Adam La Barr’s role with the Project.

Regarding the testing the waters statements highlighted by the Division, the claim is that they are expert investors not that they are experienced in raising or managing funds. The teams’ collective personal investment experience and their teachings on passive real estate investment is what they believe makes them experts at investing. Nonetheless, the company has changed the language in its testing the waters material.

8. We note your response to comment 14 and reissue the comment. Please clarify whether the alternative dispute resolutions provision applies to claims arising under the Securities Act or Exchange Act and, if so, please disclose that there is uncertainty as to whether a court would enforce such a provision.

We have added the requested disclosure to the Amendment.

Exhibits

9. We note your response to comment 15. Please advise us of your basis for the following statements in the testing-the-waters materials filed with this amendment:

•	Exhibit 13.1

o	"We leverage our strong capital position and experience to negotiate preferred ownership in our vetted projects."

o	"You start seeing expected quarterly returns six months after capital is raised and deployed."

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•	Exhibit 13.2

o	"Invest now with only $500 and get more than just above average risk adjusted returns"

o	"With over 2,400+ units actively under management"

•	Exhibit 13.15

o	"...we’re able to leverage the rock-solid relationships with our Military Multifamily Academy Heroes™ to ensure only the best deals with proven partners make it to the Fund level for consideration."

o	"Act now, because this opportunity is filling up...FAST!"

•	Exhibit 13.19

o	"[W]e've accepted over 230+ investors and racked up an impressive $2M+ in investor interest"

We have removed the above statements from the testing the waters materials and re-attached as exhibits to the Amendment and redistributed in a substantially similar manner as such materials were originally distributed.

10. We note your statement in Exhibit 13.14 that you are unable to actually raise and deploy capital until your documentation has been "accepted" by all federal and state regulatory bodies, including the SEC. Please remove any suggestion that the SEC passes upon the merits or gives its approval to any securities offered or passes upon the accuracy or completeness of any offering circular, as is indicated in the cover page legend pursuant to Rule 253(f).

We have corrected such statement and added language to indicate that the SEC does not pass on the merits. We have re-attached as an exhibit to the Amendment and redistributed in a substantially similar manner as such materials were originally distributed.

11. We note references to the Bonus Share Program in your testing-the-waters materials and on your website. Given that you have altered your offering away from this structure, please reconcile your disclosure or advise. With respect to your testing-the-waters materials, please also refer to Rule 255(d), which requires that if solicitation of interest materials are used after the public filing of the offering statement and such solicitation of interest materials contain information that is inaccurate or inadequate in any material respect, then revised solicitation of interest materials must be redistributed in a substantially similar manner as such materials were originally distributed.

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We still refer to the Bonus Share Program in the testing the waters material because the company is still offering bonus shares based on the amount invested as opposed to the timing of investment. Thus, the more you invest, the more “bonus shares” you receive.

We confirm that revised testing the waters materials have been redistributed in a substantially similar manner as such materials were originally distributed and that the company will continue to do so as appropriate in the future.

12. We note the appearance of Adam La Barr, a Managing Member and your Director of Operations, on the May 23, 2022 episode of The Active Duty Passive Income podcast with Kevin Brenner, your Managing Member and Director of Investor Relations. Please provide us with your analysis how Mr. La Barr's appearance on the podcast complies with Rules 251 and 255 of Regulation A. Further, if you intend to rely on Rule 255 in connection with the podcast, please file the broadcast script of that appearance as an exhibit.

The podcast referenced was meant to comply with 251(d)(ii) as an oral offer or solicitation of interest. As a solicitation of interest pursuant to Rule 255, the podcast stated that (i) no money was being solicited at that time and none would be accepted and would be sent back to investors if sent, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date; and (iii) investors’ indications of interest involves no obligation or commitment of any kind investors would have to formally subscribe once the offering was qualified with the SEC in order to make an investment and that no commitment or obligation was created by going to the company’s website to indicate interest. The podcast also identified Kevin Brenner as the person who could be contacted to obtain more information and gave his email, although it did neglect to give his address and phone number. Notwithstanding the intent to qualify the podcast as testing the waters material under Rule 255, the company mistakenly neglected to include the transcript as an exhibit to Amendment No 1 to its 1-A and, upon review, recognizes that the podcast contained some inaccuracies such as reference to “soft commitments” and the bonus share program that has since changed. Thus, the company has aired a podcast in substantially the same manner as the original podcast in order to correct such inaccuracies. The transcripts to the original podcast and revised podcast have been included as exhibits to the amendment. The company has removed the original podcast posting so as to not continue to broadcast any inaccuracies.

General

13. We note your response to comment 17. In order to clarify for investors when distributions may be expected, please explicitly state what conditions constitute a "capital deployment."

We have added the requested clarifying disclosures to the Amendment and company’s operating agreement.

14. Please explain to us how soliciting "soft commitments" via your secure portal complies with Rule 255 of Regulation A. In addition, we note that the link provided in your disclaimer is not a link to your most recently filed amendment and does not reflect the latest terms of your offering. Please revise and confirm that you will continue to update the hyperlink as you continue to amend your filing.

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While called “soft commitments” by the portal we have engaged, in reality, has been no commitment of any kind being made by potential investors, who are merely giving indications of interest. We have since worked with the portal to get them to change such language to be reflective of what is really going on.

We have corrected this soft commitment language in the testing the waters material and redistributed in a substantially similar manner as such materials were originally distributed. We have also updated all links to include the most recent amendment to the Offering Circular and will continue to do so.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC

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